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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Counselor Series Trust on behalf of

AIM Core Plus Bond Fund	Invesco Large Cap Relative Value Fund
AIM Floating Rate Fund	Invesco New York Tax-Free Income Fund
AIM Multi-Sector Fund	Invesco S&P 500 Index Fund
AIM Select Real Estate Income Fund	Invesco Van Kampen American Franchise Fund
AIM Structured Core Fund	Invesco Van Kampen Core Equity Fund
AIM Structured Growth Fund	Invesco Van Kampen Equity and Income Fund
AIM Structured Value Fund	Invesco Van Kampen Equity Premium Income Fund
Invesco Balanced Fund	Invesco Van Kampen Growth and Income Fund
Invesco California Tax-Free Income Fund	Invesco Van Kampen Money Market Fund
Invesco Dividend Growth Securities Fund	Invesco Van Kampen Pennsylvania Tax Free Income Fund
Invesco Equally-Weighted S&P 500 Fund	Invesco Van Kampen Small Cap Growth Fund
Invesco Fundamental Value Fund	Invesco Van Kampen Tax Free Money Fund

By:	/s/ John M. Zerr (John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold (Melanie Ringold)

Assistant Secretary (Title)

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